Exhibit 99.2

Deloitte LLP Suite 700,850 – 2nd Street S.W. Calgary, AB T2P OR8 Canada Tel: 403-267-1700 Fax: 587-774-5398 www.deloitte.ca

February 5, 2014

Devon Energy Corporation

333 West Sheridan

Oklahoma City, Oklahoma

USA 73102

Attention: Mr. Bob Fant

Re:	Devon Canada Corporation
December 31, 2013 reserve audit opinion

At your request and authorization, Deloitte LLP (Deloitte) has audited the reserves management processes and practices of Devon Canada Corporation (Devon Canada) as of December 31, 2013. Our audit was completed on December 15, 2013 and included such tests and procedures as we considered necessary under the circumstances to render our opinion.

During the course of our examination, we audited in excess of 89 percent of Devon Canada’s total proved reserves for certain properties within Western Canada. Deloitte’s estimate for the audited properties varied from Devon Canada’s estimates by less than 10 percent. When compared to Devon Canada’s parent corporation, Devon Energy Corporation, Deloitte audited 23 percent of the company’s total proved reserves.

The scope of the audit consisted of the independent preparation of our own estimates of the proved reserves and the comparison of our proved reserve results to the estimates prepared by the company. When compared on a field by field basis, some estimates prepared by Devon Canada are greater than and some are less than those prepared by Deloitte. However, in our opinion, the estimates prepared by Devon Canada are in aggregate reasonable, are within the established audit tolerance of plus or minus 10 percent and the estimates have been prepared in accordance with generally accepted petroleum engineering practices and procedures. These practices and procedures are detailed within the Canadian Oil and Gas Evaluation Handbook (COGEH), set out by the Society of Petroleum Evaluation Engineers (SPEE) as well as the Society of Petroleum Engineers’ (SPE) Standards Pertaining to the Estimation and Auditing of Oil and Gas Reserves. We believe that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report. For the purpose of this audit only deterministic methods were used. The proved reserve estimates prepared by both Devon Canada and Deloitte conform to the reserve definitions as set forth in the SEC’s Regulation S-X Part 210.4-10(a) and as clarified in subsequent Commission Staff Accounting Bulletins. We believe that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report.

Deloitte was provided with Devon Canada’s base hydrocarbon prices (oil, gas, condensate and natural gas liquids) as of December 31, 2013 in order to estimate the company’s net after royalty reserves. In accordance with SEC requirements all prices and costs (capital and operating) were held constant. The effects of derivative instruments designated as price hedges of oil and gas quantities if any, are not reflected in Deloitte’s individual property evaluations. An oil equivalent conversion factor of 6.0 Mcf per 1.0 barrel oil was used for sales gas.

Devon Energy Corporation

December 31, 2013 reserve audit opinion

The extent and character of ownership and all factual data supplied by Devon Canada Corporation were accepted as presented. A field inspection and environmental/safety assessment of the properties was not made by Deloitte and the consultant makes no representations and accepts no responsibilities in this regard.

It should be understood that our audit does not constitute a complete reserves study of the oil and gas properties of your company. In the conduct of our examinations we have not independently verified the accuracy and completeness of all the information and data furnished by your company with respect to ownership interests, oil and gas production, historical costs of operations and development, product prices, and agreements relating to current and future operations and sales of production. We have, however, specifically identified to you the information and data upon which we relied so that you can subject it to procedures you consider necessary. Furthermore, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any of the information or data, we did not rely on that information or data until we had satisfactorily resolved our questions or independently verified it.

The accuracy of any reserve and production estimates is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserve and production estimates adhere to Regulation S-K, 229.1202 and Regulation S-X, 4-10(a) (as applicable), the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward. If government regulations change, the net after royalty recoverable reserve volumes may change materially.

We are independent with respect to the company as provided in the standards pertaining to the estimating and auditing of oil and gas reserves information included in COGEH and the Association of Professional Engineers and Geoscientists’ of Alberta (APEGA).

This audit is for the information of your company and for the information and assistance of its independent public accountants in connection with their review of, and report upon, the financial statements of your company. Supporting data documenting the audit, along with data provided by Devon Canada, are on file in our office. The results of our third party audit, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Devon Energy Corporation.

Devon Energy Corporation makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Devon Energy Corporation has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-X of Devon Energy Corporation to the references to our name as well as to the references to our audit for Devon Energy Corporation, which appears in the December 31, 2013 annual report on Form 10-K of Devon Energy Corporation. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Devon Energy Corporation.

Yours truly,

Original signed by: “Robin G. Bertram”

Robin G. Bertram, P. Eng.

Partner

Deloitte LLP

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